June 15, 2005

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.



         RE:  FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
              REGISTRATION STATEMENT ON FORM S-1 FILED APRIL 20, 2005 FILE NO. 333-124206

Dear Ms. Grant:

        On behalf of Fusion Telecommunications International, Inc., please find electronically transmitted herewith changes to Fusion's Amendment No. 1 filing in response to your comments dated June 9, 2005. This response letter has been numbered to coincide with your comment letter.

COMMENT 1: PLEASE REVISE TO CLEARLY STATE THAT YOU ISSUED 1,439,643 SHARES OF COMMON STOCK TO KARAMCO AT THE CLOSING OF THE IPO. SIMILARLY REVISE THE DESCRIPTION OF THE PRIVATE PLACEMENT APPEARING UNDER THE RECENT SALES OF UNREGISTERED SECURITIES SECTION.

Response: We have revised the disclosure to clearly state the issuance of 1,439,643 shares of common stock to Karamco at the closing of the IPO and have revised the description of the private placement appearing under the Recent Sales of Unregistered Securities Section. All revisions to the S-1 are attached hereto for your review.

COMMENT 2: IT APPEARS THAT KARAMCO AND MR. KARAM SHOULD HAVE FILED A SCHEDULE 13D WITHIN 10 DAYS AFTER FEBRUARY 18, 2005 TO REPORT THE ACQUISITION ON THE 1,439,643 SHARES OF COMMON STOCK UPON THE CLOSING OF THE IPO. SEE RULE 13D-1(A) UNDER THE EXCHANGE ACT. WHILE THE STAFF RECOGNIZES THAT COUNSEL FOR THE COMPANY DOES NOT REPRESENT KARAMCO OR MR. KARAM, PLEASE PROVIDE, OR HAVE COUNSEL FOR KARAMCO OR MR. KARAM PROVIDE, AS WELL-REASONED ANALYSIS AS TO WHY THESE PARTIES WERE NOT REQUIRED TO FILE A SCHEDULE 13D. ALTERNATIVELY, PLEASE ENSURE THAT THEY FILE A SCHEDULE 13D IMMEDIATELY ON EDGAR.

Response: Mr. Roger Karam and Karamco, Inc. have jointly filed Schedule 13D on June 13, 2005 reflecting their beneficial ownership of shares of Fusion common stock.



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         The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. We are prepared to file an acceleration request and will do so upon your approval. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

                                           Sincerely,

                                           \s\ ARTHUR S. MARCUS, ESQ.
                                           --------------------------
                                           Arthur S. Marcus, Esq.